

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Lei Xu
Chief Executive Officer
JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China

> **Re: JD.com, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 28, 2022**
> **Correspondence filed September 29, 2022**
> **File No. 1-36450**

Dear Lei Xu:

We have reviewed your September 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2022 letter.

Correspondence filed September 29, 2022

Introduction, page 2

1. As applicable, revise your disclosure to explain whether regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investment in the future or continue to list on a U.S. and/or foreign exchange. We note your discussion on page 7 regarding these risks and uncertainties in connection with your operations in China.

Item 3. Key Information
Cash and Assets Through Our Organization, page 3

2.   We note your prior acknowledgement that you will amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide similar disclosure regarding cash in the business that is in Hong Kong or a Hong Kong entity and the fact that such funds may not be available to fund operations or for other use outside of Hong Kong.

Risk Factors, page 18

3.   Revise your disclosure to include risk factor disclosure explaining whether there are laws and/or regulations in Hong Kong that result in oversight over data security, how this oversight impacts your business and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

 Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Trade & Services

cc: Sandy Xu, Chief Financial Officer